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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 8

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Subject Company (issuer))

MOTOROLA, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
 (Title of Class of Securities)

65333U 10 4
(CUISIP Number of Class of Securities)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$27,203,467	$2,503

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Next Level Communications, par value .01 (the "Shares"), not beneficially owned by Motorola, Inc. or its subsidiaries ("Motorola"), at a purchase price of $1.04 Share, net to the seller in cash. As of February 28, 2003, based on information provided by Next Level's financial advisors, there were 26,157,180 Shares on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $1.04 or less) not beneficially owned by Motorola or its subsidiaries.

(2)
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003. Such fee is equals .0092 percent of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$2,800
	Form or Registration No.:	Not applicable
	Filing Party:	Motorola, Inc.
	Date Filed:	January 27, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        Amendment No. 8 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on January 27, 2003, and as amended and supplemented by Amendment No. 1 filed with the SEC on February 4, 2003, Amendment No. 2 filed with the SEC on February 21, 2003, Amendment No. 3 filed with the SEC on February 26, 2003, Amendment No. 4 filed with the SEC on February 28, 2003, Amendment No. 5 filed with the SEC on March 3, 2003, Amendment No. 6 filed with the SEC on March 4, 2003, and Amendment No. 7 filed with the SEC on March 5, 2003 (as so amended, the "Schedule TO") by Motorola, Inc., a Delaware corporation ("Motorola"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level"), not owned by Motorola or its subsidiaries, at a purchase price of $1.04 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Item 1

        N/A

Item 2.        Subject Company Information.

        Section (b) of Item 2 of the Schedule TO is amended and supplemented with the following information:

          (b) Based on information about Next Level's capitalization recently provided to Motorola by Next Level's financial advisors, approximately 87,198,384 Shares were issued and outstanding as of February 28, 2003. Of those Shares, 64,103,724 Shares are owned by General Instrument, which is a wholly owned subsidiary of Motorola.

          In addition, according to the information provided to Motorola, there were outstanding warrants and stock options for the purchase of approximately 70,090,205 Shares that are exercisable at $1.04 or less, as of December 31, 2002. Those Shares reserved in respect of warrants, stock options and convertible preferred shares consist of approximately 67,027,685 Shares reserved in respect of warrants held by Motorola, and approximately 3,062,520 Shares reserved in respect of stock options held by persons other than Motorola or its subsidiaries.

          Thus, based on the foregoing, Motorola is seeking to acquire approximately 26,157,180 Shares in the Offer. Of those 26,157,180 Shares, approximately 25,808,909 Shares are held by persons other than (a) Motorola, its subsidiaries, affiliates, officers and directors, (b) the officers of Next Level, and (c) Eugene Delaney and Gray Benoist, who are members of Next Level's board of directors designated by Motorola.

Item 4.        Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

          Motorola hereby waives the 90% Condition, which required that Motorola own at least 90% of the issued and outstanding Shares as a result of the Offer.

          In addition, according to information about Next Level's capitalization recently provided to Motorola by Next Level's financial advisors (as described in Item 2 above), only 12,904,456 Shares need to be tendered in order to satisfy the Minimum Tender Condition. This number is 1,545,003 less than the number of Shares that Motorola estimated in the Offer to Purchase would be required to satisfy the Minimum Tender Condition.

          In light of these changes to the Offer, Motorola is extending the Offer for five business days until Friday, March 14, 2003.

Items 5-11

        N/A

Item 12.        Exhibits.

        (a)(1)(xvii)    Text of Press Release by Motorola, dated March 10, 2003.

Item 13.        Information Required by Schedule 13E-3.

  Items 1-4

  N/A

        Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

          (c)  On March 5 and 6, 2003, Don McLellan, Corporate Vice President of Motorola engaged in several discussions regarding the terms of the Offer with a representative of the independent committee of the Next Level board of directors. The parties to these discussions were unable to reach agreement on any issue concerning the Offer. During these discussions, the representative of the independent committee indicated that Next Level may propose financing transactions at valuations below Motorola's offer of $1.04 per share. Next Level also announced last week that some or all of the third party financing alternatives would depend on Motorola's willingness to surrender rights which were granted to Motorola to induce Motorola to invest in Next Level over the past two years and which represent fundamental economic elements of these investments.

          Also on March 5 and 6, 2003, a representative of JPMorgan discussed the status of the Offer with a representative of Morgan Stanley.

        Items 6-16

        N/A

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.
	By:	/s/ DONALD F. MCLELLAN
	Name:	Donald F. McLellan
	Title:	Corporate Vice President & Director, Corporate Development
Date: March 10, 2003

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Item 1
Item 2. Subject Company Information.
Item 4. Terms of the Transaction.
Items 5-11
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE